UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                Under the Securities and Exchange Act of 1934
                         (Amendment No. ___________)

                      Mettler-Toledo International Inc.
                      ---------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
                         ----------------------------
                        (Title of Class of Securities)

                                  592688105
                                  ---------
                                (CUSIP Number)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                              CUSIP No. 592688105
----------------------------------------------------------------------



1   NAME OF REPORTING PERSON
    S.S. or I.R.S. Identification Nos. of Above Persons


          FINLAYSON FUND INVESTMENTS PTE LTD


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                  (see instructions)     (b)  [ ]

3   SEC USE ONLY

4   CITZENSHIP OR PLACE OF ORGANIZATION

          Singapore

  NUMBER OF      5  SOLE VOTING POWER

  SHARES            2,900,919

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH       None

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         2,900,919

                 8  SHARED DISPOSITIVE POWER

                    None

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    2,900,919

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    7.57%

12  TYPE OF REPORTING PERSON (See Instructions)

                    CO


Item 1.

(a)   NAME OF ISSUER:   Mettler-Toledo International Inc.

(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      Im Langacher, CH-8606 Greifensee, Switzerland


Item 2.

(a) - (c)   NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS OFFICE; AND
            CITIZENSHIP:

            Finlayson Fund Investments PTE LTD
            c/o Temasek Holdings (Private) Limited
            8 Shenton Way - #38-03 Temasek Tower
            Singapore 0106

            Citizenship:   Singapore

2(d)        TITLE OF CLASS OF SECURITIES:  Common Stock

2(e)        CUSIP NUMBER:  592688105


Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13-2(b), CHECK WHETHER THE PERSON FILING IS A:


(a)  (  )   Broker or Dealer registered under Section 15 of the Act

(b)  (  )   Bank as defined in Section 3(a)(6) of the Act

(c)  (  )   Insurance Company as defined in Section 3(a)(19) of the Act

(d)  (  )   Investment Company registered under Section 8 of the Investment
            Company Act

(e)  (  )   Investment Adviser registered under Section 203 of the Investment
            Advisers Act of 1940

(f) (  )    Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

(g)  (  )   Parent Holding Company, in accordance with Section
            240.13d-1(b)(ii)(G)

(h)  (  )   Group, in accordance with Section 240.13d-1(b)(ii)(H)


Item 4.     OWNERSHIP:

(a)         AMOUNT BENEFICIALLY OWNED:  2,900,919 shares of Common Stock.

(b)         PERCENT OF CLASS:  7.57%

(c)         NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (i)   sole power to vote or to direct the vote:

                  2,900,919

            (ii)  shared power to vote or to direct the vote:

                  0

            (iii) sole power to dispose or to direct the disposition of:

                  2,900,919

            (iv)  shared power to dispose or to direct the disposition of:

                  0


Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: _____


Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Not applicable.


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
            COMPANY:

            Not applicable.


Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not applicable.


Item 9.     NOTICES OF DISSOLUTION OF GROUP:

            Not applicable.


Item 10.    CERTIFICATION:

            Not applicable.


                                  SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 Dated:  February 12, 1998                Finlayson Fund Investments PTE LTD

                                          By:   /s/ Ng Kin Meng
                                                ------------------------------
                                                Ng Kin Meng, Company Secretary